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Mama Bevs Bakery LLC

Bakery

5620 South 108th Sreet
Hales Corners, WI 53130
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $123,000 invested.
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THE PITCH
Mama Bevs Bakery LLC is seeking investment to expand production and distribution.
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2019
Founded
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A LITTLE SOMETHING ABOUT US...
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THE TEAM
Gary Plassmeyer
Founder and CEO

20-year restaurant vet with high volume corporate chain experience with the Texas Roadhouse.

Serial entrepreneur on 3rd start up with Mama Bev's, 9 th Slice Pizza and Thermonator Holdings.

Specializes in operations, brand development and visionary build out.

Andrew Baer
Founder

15-year beverage wholesaler owner with Anheuser Busch.

Serial entrepreneur on 4th start-up with Mama Bev's, 9th Slice Pizza, Thermonator Holdings and Advanced Learning Center.

Specializes in logistics and facility management.

Alycia Pogrebo
Director of Operations

15-year restaurant vet with high volume start up experience with 9th Slice Pizz.

Specializes in product development, production line management and customer relations.

Scott Corsi
VP of Sales

25-year FAB industry vet with The Merco Group, SPC Product Consulting and Catapult Commercialization Services.

Specializes in sales, marketing, broker relations, margin analytics, product and brand development.

Jim Cain
Formulations Officer

30-year FAB industry vet with Kraft, Campbells, Del Monte and Maine Flavors.

Specializes in developing strategic approaches and implementing creative technical solutions for product formulations, process developments, and packaging advances.

Carter Welch
CMO

30-year FAB industry vet with Proctor and Gamble, Brach's Candies, Pillsbury and the Fig Tree Group.

Specializes in marketing, revenue optimization, negotiating, change management, scaling for growth, biz dev, building teams, streamlining business processes, and brand management.

Ryan Calton
CFO

20-year finance industry vet with Brewer Co, Hampel Corp and Baker Tilly.

Specializes in mergers and acquisitions, new product development and go to market, and smart systems to support data-driven decision making.

Penny Arvanetes
Advisor and Equity Member

30 year cross-industry business and marketing professional with Fluor Daniel; BI-LO Center; The Palmetto Bank, SoftwareONE

Specializes in strategic marketing; brand alignment, communications and public relations.

Tino Avanetes
Advisor and Equity Member

VP of Wealth Management for PNC Bank

35-year finance industry vet with BMO, Johnson Financial, US Bank and PNC.

Specializes in business banking and investor relations and loan adaptation.

Jamie Valenti-Jordan
Advisor and Equity Member

CEO of Catapult Commercialization Services

20-year FAB industry vet with General Mills, Del Monte and Campbells.

Specializes in developing and executing aligned marketing and operations plans centered around novel food and beverage products.

Mikhail Palatnik
Chairman and Equity Member

VP of Product Development for Zywave

20-year software industry vet with Accenture, CoreLogic and Zywave.

Specializes in product management, data & analytics and P&C insurance.

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2019
Incorporated

We incorporated in 2019 while still a restaurant. We wanted to give ourselves as much time as possible to understand the bakery market.

2020
Opened

FIRST official day was March 13, 2020... the same day the sate of WI shut down for Covid19.

2022
Capital Raise

With all of the love for our cakes and the crazy traction we have seen it was time to spread our wings and really grow!

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OUR STORY

From alcoholism and a restaurant to sobriety and butter cake. What an incredible journey Mama Bev's is on! We had a 3rd generation butter cake recipe on our restaurant menu when we noticed people were showing up just for the cake. BOOM! A lightbulb went off and away we went...

Opened our restaurant in 2017.
Added our third generation butter cake recipe to the menu.
We named the cake after mom who passed away right before we opened the restaurant.
Next thing we knew we were getting approached by local grocery stores and competing restaurants asking if they could buy and sell them.
We spent the entire year of 2019 researching how to shift from a restaurant to a bakery.
One thing we have learned over time is surround yourselves with people who have done what you would like to do which is how we wound up with such a dynamic team!
Next QVC came knocking and we are currently in the top 5% of brands and products that make it to 10+ airings.
Now we are ready to launch on a national scale with amazing partners ready to bring on the cakes and help us introduce the indulgent decadence to all!
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OUR MISSION

Mama Bev's is a Christian based organization with the MAIN goal of immersing ourselves with local community organizations to help with addiction and mental health issues any way we can! If that means we do it with cake then so be it!

Our team is made up of recovered alcoholics and mental health sufferers who know the true trials of life.
Our first official day of operations was right when Covid hit in March 2020.
Instead of sitting back we started feeding nurses in hospitals.
That lead to the nurses helping us build 1000+ hot meals at a time and taking them to those in need.
We partner with God Touch Milwaukee and One Touch Ministries who helps people recover from addiction.
We partner with Ebenezer Stone Ministries to get food for hot meals to prepare.
Faith, family community and amazing cake are the core values we live by... and in that order!
Our Ethos: Having faith in our journey while surrounding ourselves with family, immersing ourselves in the community and delivering exceptional baked to to people everywhere!
All while making a unique and game changing cake that is pleasing people nationwide.
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TEAM EXPERIENCE

Our team is the best group of individuals around! We have over 100 years of CPG experience and we ALL have some skin in the game.

100+ years of experience in the food and beverage industry.
Have committed $1M in cash contributions to build the foundation!
Companies work for includes: Kraft, Del Monte, Campbells, CoraLogic, Baker Tilley, Procter & Gamble, General Mills, Anheuser-Busch and Texas Roadhouse
The skillsets cover a wide range for business growth: Marketing, Sales, Operations, Commercialization, Formulation, Finance and C-suite experience.

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THE COMPETITION

VERY FEW competitors as butter cake is an emerging "thing"!

We are the first to bring this high end indulgent treat to the masses.
Prairie City Bakery has a more low end offering.
THIS is why we are so excited for our opportunity... We get to create the category!
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INTENDED USE OF FUNDS

The need to tell our story and to educate on WHAT butter cake is...

99% of people have never heard of butter cake...
Due to this there needs to be an extensive marketing push on WHAT it is and why people need it in their lives!
We will need to bring on a couple teammates to help us spread the word.
Lastly we need some working capital to allow us the time to engrain our story and cake in the market.
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BUSINESS MODEL

DTC (direct to consumer) and B2B (business to business) is where we will live!

QVC, Woot and our own e-commerce page will generate the bulk of our DTC push.
Legendary customer return analytics tell us that we have something special.
B2B push will be generated around restaurants and grocery stores.
We are starting in a select few key markets with a few key accounts.
This allows us to understand what a advertising spending will need to be before we expand out further.
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QVC AIRING
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Butter cake for all!!

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Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Introducing Butter Cake to all!! $50,000
Adding Awesome People!! $30,000
Baking Cakes!! $20,000
Community Work!! $14,697
Mainvest Compensation $8,303
Total $123,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $850,000 $1,500,000 $2,600,000 $3,400,000 $4,148,000

Cost of Goods Sold $300,000 $450,000 $750,000 $900,000 $1,100,000

Gross Profit $550,000 $1,050,000 $1,850,000 $2,500,000 $3,048,000

EXPENSES

Rent $80,000 $80,000 $125,000 $125,000 $125,000

Advertising and Marketing $65,000 $50,000 $50,000 $75,000 $75,000

Salaries & Benefits $225,000 $275,000 $300,000 $350,000 $400,000

Insurance $10,000 $15,000 $20,000 $25,000 $30,000

Equipment Lease $50,000 $5,000 $5,000 $5,000 $5,000

Repairs & Maintenance $10,000 $10,000 $15,000 $20,000 $20,000

Legal & Professional Fees $25,000 $10,000 $10,000 $10,000 $10,000

Shipping and Packaging $40,000 $75,000 $104,000 $85,000 $85,000

Distributor Fees $66,000 $144,000 $276,000 $372,000 $400,000

Distribution Transportation $12,500 $37,500 $65,000 $85,000 $100,000

Ecommerce/QVC $40,000 $50,000 $47,500 $35,000 $35,000

Trade Spend/Brand Awareness $55,000 $120,000 $230,000 $310,000 $310,000

Office supplies and software $35,000 $65,000 $77,000 $93,000 $100,000

Guaranteed Payments $60,000 $75,000 $75,000 $75,000 $75,000

Frozen Storage $7,500 $10,000 $15,000 $20,000 $25,000

Consulting $30,000 $30,000 $30,000 $30,000 $30,000

Building Services $25,000 $30,000 $40,000 $50,000 $60,000

Broker Fees $22,000 $48,000 $92,000 $124,000 $140,000

CFO/Tax Fees $40,000 $55,000 $65,000 $65,000 $75,000

Operating Profit $-348,000 $-134,500 $208,500 $546,000 $948,000

This information is provided by Mama Bevs Bakery LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

2023-2026 Proforma.xlsx

Investment Round Status

Target Raise $123,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends April 3rd, 2023

Summary of Terms

Legal Business Name Mama Bev's Bakery

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $123,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 0.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2031

Financial Condition

Historical milestones

Mama Bevs Bakery LLC has been operating since March 2020 and has since achieved the following milestones:

Opened location in Hales Corners WI

Achieved revenue of $500k in 2022

Had Cost of Goods Sold (COGS) of $200k, which represented gross profit margin of 25% in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Mama Bevs Bakery LLC forecasts the following milestones:

Hire for the following positions by June 1 2023: Sales and Community Outreach

Achieve $850k revenue per year by 2023.

Achieve $1.5M profit per year by 2024.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Mama Bevs Bakery LLC's fundraising. However, Mama Bevs Bakery LLC may require additional funds from alternate sources at a later date.

Financial liquidity

Mama Bevs Bakery LLC has a moderate liquidity position due to its low cash reserves as compared to debt and other liabilities. Mama Bevs Bakery LLC expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mama Bevs Bakery LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mama Bevs Bakery LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Mama Bevs Bakery LLC's management or vote on and/or influence any managerial decisions regarding Mama Bevs Bakery LLC. Furthermore, if the founders or other key personnel of Mama Bevs Bakery LLC were to leave Mama Bevs Bakery LLC or become unable to work, Mama Bevs Bakery LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mama Bevs Bakery LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mama Bevs Bakery LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mama Bevs Bakery LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mama Bevs Bakery LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mama Bevs Bakery LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mama Bevs Bakery LLC's financial performance or ability to continue to operate. In the event Mama Bevs Bakery LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mama Bevs Bakery LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mama Bevs Bakery LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mama Bevs Bakery LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mama Bevs Bakery LLC will carry some insurance, Mama Bevs Bakery LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mama Bevs Bakery LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mama Bevs Bakery LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mama Bevs Bakery LLC's management will coincide: you both want Mama Bevs Bakery LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mama Bevs Bakery LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Mama Bevs Bakery LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mama Bevs Bakery LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mama Bevs Bakery LLC or management), which is responsible for monitoring Mama Bevs Bakery LLC's compliance with the law. Mama Bevs Bakery

LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mama Bevs Bakery LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mama Bevs Bakery LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mama Bevs Bakery LLC, and the revenue of Mama Bevs Bakery LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mama Bevs Bakery LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mama Bevs Bakery LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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